MEDIANET GROUP TECHNOLOGIES, INC.

August 17, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  H. Christopher Owings, Assistant Director
Mail Stop 3561

MediaNet Group Technolgies, Inc.
Current Report on Form 8-K
Filed July 16, 2010
File No. 000-49801

Dear Mr. Owings:

I, Michael Hansen, President of MediaNet Group Technologies, Inc., a Nevada corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated August 12, 2010, addressed to me, with respect to the above-referenced filing (the “SEC Comment Letter”).

For your convenience, the response set forth below contains the Staff’s comments in total, set off in italics, contained in the SEC Comment Letter.

STAFF COMMENT:  We have reviewed your Form 8-K filed July 16, 2010 and we note your statement that the termination of Mr. Fernandez was “not the result of any disagreement with the Company’s management, operations, policies or practices.”  It has come to our attention that this statement may be in dispute.  Please advise us of the basis for your statement in the Form 8-K and tell us in your response whether any concerns that may have been expressed by Mr. Fernandez would have an impact on the company’s disclosure controls and procedures or internal controls over financial reporting.

RESPONSE:

BASIS FOR THE STATEMENTS IN THE FORM 8-K

The basis for the statements in the Form 8-K include, among other things: (i) the Company's termination of Mr. Fernandez for poor performance; and (ii) various statements made to the Company by Mr. Fernandez in connection with his termination.

Mr. Fernandez was terminated for his repeated failure to perform various duties the Company expected him to perform. Since the Company's merger with CG Holdings, Inc., the Company has increasingly utilized the services of persons other than Mr. Fernandez to prepare its financial reports and maintain its internal controls.  As the Company worked to integrate its financial reporting and internal control capabilities for the newly combined entities, the Company concluded that in order to successfully integrate the two companies and further improve its financial reporting and internal control capabilities, it needed to secure the services and expertise of a new Chief Financial Officer.

Securities and Exchange Commission
August 17, 2010

On July 15, 2010, Mr. Fernandez was notified of the Company's intention to terminate him and was offered the opportunity to enter into a severance agreement with the Company.  On July 16, 2010, Mr. Fernandez met with the Company's Chief Operating Officer (the "Chief Operating Officer"), who took notes during the meeting.  At such meeting, Mr. Fernandez indicated, among other things: (i) his decision not to enter into the proposed severance agreement; (ii) a desire to be paid four weeks of unutilized vacation time; and (iii) that he had no disagreement with the Company's management, operations, policies or practices and that he had no objection to the Company making such a statement in a Form 8-K announcing his resignation.

On July 16, 2010, the Chief Operating Officer sent Mr. Fernandez a certified letter generally confirming the foregoing statements.

On July 16, 2010, the Company filed the Form 8-K with the Securities and Exchange Commission.

On July 19, 2010, Mr. Fernandez sent the Company an email objecting to certain alleged statements made in the Form 8-K.  In particular, Mr. Fernandez alleged: (i) the Form 8-K indicated that there were no disputes between him and the Company; and (ii) the Company was aware of certain disputes between the Company and Mr. Fernandez regarding certain matters.  Mr. Fernandez also indicated that unless the Company amended its Form 8-K, Mr. Fernandez would take certain actions.

The Company views Mr. Fernandez's allegations as meritless for the following reasons, among others:

1.  The Form 8-K does not indicate that there were no disputes between Mr. Fernandez and the Company. The Form 8-K indicates "Mr. Fernandez' termination is not the result of any disagreement with the Company's management, operations, policies or practices."  Since Mr. Fernandez was terminated for poor performance, the Company continues to believe the foregoing statement is accurate.

2.  At the time of the Form 8-K filing, the Company did not believe Mr. Fernandez had any disagreements with the Company's management, operations, policies or practices.  Although Mr. Fernandez had from time to time notified other executive officers of his desire for additional information and/or additional time to review such information, the other executive officers were under the impression that all of Mr. Fernandez's requests had been satisfied. Please note, as the Company's Chief Financial Officer, Mr. Fernandez assisted the Company in the preparation of periodic reports filed with the SEC and signed Section 302 and Section 906 certifications in connection with the filing of each of the Company's periodic reports since November 14, 2007. None of the Company's periodic reports signed by Mr. Fernandez identify any of the disputes Mr. Fernandez has alleged since his termination.

3.  Since Mr. Fernandez's letter of July 19, 2010, and notwithstanding the Company's efforts to communicate with Mr. Fernandez, the Company has been unable to understand : (i) the factual basis of Mr. Fernandez's vague and non-specific allegations;  or (ii) how Mr. Fernandez can reconcile his allegations with his ‘no disagreement” statements to our Chief Operating Officer or his certified statements in the Company’s periodic reports.

Notwithstanding the Company’s belief that the statements in the Form 8-K are accurate, the Company has  included a sentence in its Form 10-Q for the quarter ended June 30, 2010, under the heading “Other Information”,  which reads, “Since the Company filed its Form 8-K of July 16, 2010 announcing the termination of Mr. Fernandez,  Mr. Fernandez has alleged certain disputes with the Company and threatened legal action.  The Company believes Mr. Fernandez’s allegations are without merit.”

Securities and Exchange Commission
August 17, 2010

THE ALLEGATIONS ARE NOT ANTICIPATED TO HAVE AN IMPACT ON THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES OR INTERNAL CONTROLS OVER FINANCIAL REPORTING

As noted above, the Company believes Mr. Fernandez's allegations are without merit.  Accordingly, the Company does not anticipate any of the allegations will have an impact on the Company's disclosure controls and procedures or internal controls over financial reporting.

The Company is in the process of completing the post-merger integration of its systems and procedures and has  improved its financial reporting and internal control capabilities since its fiscal year end.  As part of such effort, the Company has engaged additional, qualified accounting staff and consultants and is seeking to hire a new Chief Financial Officer and a consulting firm with internal audit and SOX compliance expertise.  The Company has also agreed to engage and is in the midst of the client acceptance process with a new, internationally recognized independent auditor.

*****

In addition, the Company acknowledges that:

*           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

*           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Any comments or questions regarding the foregoing should be directed to David E. Wells, a partner with the law firm of Hunton & Williams, LLP, at (305) 810-2591. Thank you very much for your assistance with this matter.

Sincerely,

/s/ Michael B. Hansen

Michael B. Hansen